ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

Exhibit 99.1

Additional Material U.S. Federal Income Tax Considerations

The following is a summary of certain additional material federal income tax considerations with respect to the ownership of our capital stock. This summary supplements and should be read together with “Material U.S. Federal Income Tax Considerations” in the prospectus dated February 9, 2016 and filed as part of our registration statement on Form S-3ASR (No. 333-209447) and supplements and should be read together with “Material U.S. Federal Income Tax Considerations” in the prospectus dated December 18, 2017 and filed as part of our registration statement on Form S-3ASR (No. 333-222134).

Recent Legislation

The recently passed Tax Cuts and Jobs Act (“TCJA”) made many significant changes to the U.S. federal income tax laws applicable to businesses and their owners, including REITs and their stockholders, and may lessen the relative competitive advantage of operating as a REIT rather than as a C corporation. Pursuant to the TCJA, as of January 1, 2018, (1) the federal income tax rate applicable to corporations is reduced to 21%, (2) the highest marginal individual income tax rate is reduced to 37%, (3) the corporate alternative minimum tax is repealed and (4) the backup withholding rate is reduced to 24%. In addition, individuals, estates and trusts may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations. For taxpayers qualifying for the full deduction, the effective maximum tax rate on ordinary REIT dividends would be reduced to 29.6% (through taxable years ending in 2025). The maximum rate of withholding with respect to our distributions to non-U.S. stockholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests is also reduced from 35% to 21%. The deduction of net interest expense is limited for all businesses; provided that certain businesses, including real estate businesses, may elect not to be subject to such limitations and instead to depreciate their real property related assets over longer depreciable lives. The reduced corporate tax rate will apply to our taxable REIT subsidiaries. To the extent that a taxable REIT subsidiary has interest expense that exceeds its interest income, the net interest expense limitation could potentially apply to such taxable REIT subsidiary.

Under the TCJA, we generally will be required to take certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of income with respect to our debt instruments or MBS, such as original issue discount or market discount, earlier than would be the case under the general tax rules, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt instruments or MBS issued with original issue discount, for tax years beginning after December 31, 2018. To the extent that this rule requires the accrual of income earlier than under the general tax rules, it could increase our “phantom income,” which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. We currently do not expect that this rule will

ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

have a material impact on the timing of accrual of our income or on the amount of our distribution requirement.

We urge you to consult your tax advisors regarding the impact of the TCJA on the purchase, ownership and sale of our capital stock.

Asset Tests

As described in “Material U.S. Federal Income Tax Considerations—Asset Tests” in the prospectus, we expect that substantially all of the MBS that we acquire will be treated as real estate assets. Where a mortgage covers both real property and other property, an apportionment may be required in the same manner as described under “Material U.S. Federal Income Tax Considerations—Gross Income Tests—Interest.” IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (i) the fair market value of the loan on the relevant quarterly REIT asset testing date or (ii) the greater of (a) the fair market value of the real property securing the loan on the relevant quarterly REIT asset testing date or (b) the fair market value of the real property securing the loan on the date the REIT committed to originate or acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the subsequent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and personal property securing the loan. We intend to continue to seek to manage our portfolio to comply at all times with the various asset tests.

Annual Distribution Requirements

As discussed in the prospectus under “Material U.S. Federal Income Tax Considerations—Annual Distribution Requirements,” we are required to make certain distributions to maintain our REIT status. For our 2014 and prior taxable years, such distributions must not have been “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro-rata among all outstanding shares of stock within a particular class and (ii) in accordance with the preferences among different classes of stock as set forth in our organizational documents. For taxable years beginning after December 31, 2014, so long as we continue to be a “publicly offered” REIT (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act), the preferential dividend rule will not apply to us.